EXHIBIT (a)(1)(B)

[Extreme Networks Letterhead]

NEWS RELEASE

FOR IMMEDIATE RELEASE

Extreme Networks Public Relations

Valevie Bellofatto

408 579 2963

EXTREME NETWORKS, INC. ANNOUNCES VOLUNTARY STOCK OPTION EXCHANGE

SANTA CLARA, Calif.—(INTERNET WIRE)—March 25, 2003—Extreme Networks, Inc. (Nasdaq: EXTR), today announced that its Board of Directors has approved a voluntary stock option exchange program for eligible option holders.

Under the program, employees holding eligible options who elect to participate will have the opportunity to tender for cancellation outstanding options in exchange for new options to be granted on a future date that is at least six months and one day after the date of cancellation. Executive officers of Extreme Networks, sales executives of Extreme Networks who report directly to the Company’s Vice President, Worldwide Sales, and members of Extreme Networks’ Board of Directors are not eligible to participate in the program.

For each option for five shares tendered for cancellation, a new option for three shares will be granted to employees who elect to participate in the option exchange program. The new options will have an exercise price equal to the fair market value of our common stock on the new grant date. The new options will have different vesting schedules and vesting commencement dates from the options they replace.

If each outstanding eligible stock option is exchanged, Extreme Networks would expect to cancel approximately 11,400,000 options and would expect in the future to grant replacement options to purchase approximately 6,850,000 shares of our common stock.

ABOUT EXTREME NETWORKS, INC.

Extreme Networks delivers the most effective applications and services infrastructure by creating networks that are faster, simpler and more cost-effective. Headquartered in Santa Clara, Calif., Extreme Networks markets its network switching solutions in more than 50 countries. For more information, visit www.extremenetworks.com

Extreme Networks is a trademark of Extreme Networks, Inc., in the United States and other countries.